January 16, 2009

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  China Du Kang Co., Ltd.
     Form 10 filed November 10, 2009
     Form 10, Amendment 1 filed November 13, 2009
     Form 10, Amendment 2 filed December 4, 2009
     File No.: 0-53833

Gentlemen:

Thank you for your letter of comment dated December 11, 2009. For the convenience of the staff, we have sent under separate cover copies of the Amended Form 10 "marked to show changes." We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

   1. We have added disclosures to this section setting out that our distribution is through two distributors at present. We distribute our major products, including Baishui Dukang, Jiu Zu gong, and Thirteen Dynasties, through two exclusive distributors. We also sell other products via our subsidiary, Brand Management, to franchise stores and end-consumers.
   2. We have deleted the references to the market share increase.
   3. We have removed the ambiguous statements on page 5.
   4. We may need clarification from the Staff as to this comment.
   5. We have removed the statement that we expect to eliminate our deficit with "anticipated profits in the foreseeable future."
   6. We have provided a new section entitled "Management's Discussion and Analysis"
   7. We have added a discussion of our financial condition, changes in financial condition, and results of operations for the periods included in the filing.
   8. In addition, we hired independent appraiser which is certificated by local government to value its inventory balance as of December 31, 2008. The appraisal fair value was $3,914,243 (RMB 26,831,935), which is larger than the amount on our financial report, see the detail schedule below.

                                            December 31, 2008

                                Appraisal Report Balance	    Financial
                           {yen}1.00 = $0.14588 @ 12/31/2008	     Report
                              (RMB{yen})          (USD$)            Balance
								     (USD$)
Finished goods                11,124,785         1,622,884          1,131,381
Work-in-progress              13,045,205         1,903,034          1,564,281
Raw materials and supplies     2,661,945           388,325             63,933
                              26,831,935         3,914,243          2,959,595


   9. We have added a disclosure at the end of the Assets section as following:

  "All banks with which we hold deposits in PRC are majority-owned by the state and no bank has ever bankrupted since PRC was established in 1949. Generally, there is no insurance provided on bank deposits in PRC. However, all deposits may be redeemed upon demand and therefore bear minimal risk."

   10.We  have  added  a  disclosure  to  explain  and  clarify the pension and
      unemployment  insurance  expenses  of  Sanjiu's  original   employees  as
      following:

  "Pursuant  to  the lease agreement, Baishui Dukang is required to absorb  the pension and unemployment insurance expenses of Sanjiu's original employees until they all reach their retirement age. Pursuant to the applicable laws in PRC, male employees retire when they reach 60 years old, while female employees retire when they reach 55 years old. Accordingly, Sanjiu's original employees will gradually retire until Year 2032. The pension and unemployment insurance expenses are based on a certain percentage of the employees' gross payroll. The percentage may be changed as the applicable law is amended. In practice, the expenses can be based on the local average salary published by the local government. Over the life of the lease, the Management anticipates the percentage will remain the same while the local average salary will increase 8% annually. The number of employees that we need to absorb their pension and unemployment insurance expenses will gradually decrease as they reach their retirement ages. To the best of our estimation, we anticipate the future payment for pension and unemployment insurance expenses as following:



Estimated Pension and Unemployment Insurance Expenses

			Pension Insurance Expense				    Unemployment Insurance Expense			     Total
			-------------------------				    ------------------------------			     -----
Year	Province   Annual	Per-	No of	Estimated pension	City	      Annual	Per-	No. of	   Estimated	   USD$1.00=RMB 6.83720
	average	   increase	cent-	employ-	insurance expense	average	      increase	cent-	employees  pension		@12/31/2009
	salary	   rate		age	ees	(RMB)			salary	      rate	age		   insurance
	(RMB)								(RMB)					   expense
											(RMB)	(USD)
2009	  13,764 	8%	20%	325	         894,629 	  10,964 	8%	2.50%	325	      89,084 	      983,713 	    143,877
2010	  14,865 	8%	20%	316	         939,443 	  11,841 	8%	2.50%	316	      93,546 	   1,032,989 	    151,084
2011	  16,054 	8%	20%	309	         992,123 	  12,789 	8%	2.50%	309	      98,792 	   1,090,915 	    159,556
2012	  17,338 	8%	20%	301	       1,043,752 	  13,812 	8%	2.50%	301	     103,933 	   1,147,685 	    167,859
2013	  18,725 	8%	20%	282	       1,056,097 	  14,917 	8%	2.50%	282	     105,162 	   1,161,259 	    169,844
2014	  20,223 	8%	20%	268	       1,083,960 	  16,110 	8%	2.50%	268	     107,937 	   1,191,896 	    174,325
2015	  21,841 	8%	20%	258	       1,126,994 	  17,399 	8%	2.50%	258	     112,222 	   1,239,216 	    181,246
2016	  23,588 	8%	20%	244	       1,151,107 	  18,791 	8%	2.50%	244	     114,623 	   1,265,730 	    185,124
2017	  25,475 	8%	20%	228	       1,161,674 	  20,294 	8%	2.50%	228	     115,675 	   1,277,350 	    186,823
2018	  27,513 	8%	20%	215	       1,183,074 	  21,917 	8%	2.50%	215	     117,806 	   1,300,880 	    190,265
2019	  29,714 	8%	20%	199	       1,182,633 	  23,671 	8%	2.50%	199	     117,762 	   1,300,396 	    190,194
2020	  32,092 	8%	20%	173	       1,110,368 	  25,564 	8%	2.50%	173	     110,566 	   1,220,934 	    178,572
2021	  34,659 	8%	20%	148	       1,025,903 	  27,610 	8%	2.50%	148	     102,156 	   1,128,059 	    164,988
2022	  37,432 	8%	20%	135	       1,010,653 	  29,818 	8%	2.50%	135	     100,637 	   1,111,290 	    162,536
2023	  40,426 	8%	20%	113	         913,630 	  32,204 	8%	2.50%	113	      90,976 	   1,004,606 	    146,932
2024	  43,660 	8%	20%	102	         890,668 	  34,780 	8%	2.50%	102	      88,689 	     979,358 	    143,240
2025	  47,153 	8%	20%	77	         726,157 	  37,563 	8%	2.50%	77	      72,308 	     798,465 	    116,782
2026	  50,925 	8%	20%	52	         529,623 	  40,568 	8%	2.50%	52	      52,738 	     582,361 	     85,175
2027	  54,999 	8%	20%	41	         450,994 	  43,813 	8%	2.50%	41	      44,908 	     495,903 	     72,530
2028	  59,399 	8%	20%	25	         296,996 	  47,318 	8%	2.50%	25	      29,574 	     326,570 	     47,764
2029	  64,151 	8%	20%	18	         230,944 	  51,103 	8%	2.50%	18	      22,997 	     253,941 	     37,141
2030	  69,283 	8%	20%	12	         166,280 	  55,192 	8%	2.50%	12	      16,558 	     182,837 	     26,742
2031	  74,826 	8%	20%	6	          89,791 	  59,607 	8%	2.50%	6	       8,941 	      98,732 	     14,440
2032	  80,812 	8%	20%	1	          16,162 	  64,376 	8%	2.50%	1	       1,609 	      17,772 	      2,599
Total	 	 	 	 	     	      19,273,656 	 	 	 	 		   1,919,199 	  21,192,854 	  3,099,639





   11.We have added disclosure to this item to clarify.
   12.We have added a table of principle shareholders including  the number and percentage of shares owned.
   13.We have added the date of appointment and the percent of time  devoted to the company by each director and executive officer, as well as an additional paragraph about the election process and the former CEO.
   14.Following the discussion with the EXAMINER, we believe that this  comment references the inconsistency between the preamble paragraph and the figures contained in the chart. We have removed the preamble paragraph to eliminate the inconsistency.
   15.We have added disclosures to clarify.
   16.We  have  added an explanatory paragraph regarding the pink  sheets  tier system and the skull and crossbones insignia.
   17.We have now  correctly  labeled  the prior columns and have added updates for each quarter through the third quarter of 2009.
   18.We have added a disclosure setting forth the holders of common equity. 19.We have removed the chart and have addressed each transaction in a separate paragraph.
   20. We have substantially revised the disclosures setting forth the Item 701 disclosures for each transaction in a separate paragraph.
   21. We have added a paragraph of explanation regarding the exchange of all of the issued and outstanding shares.
   22.We include the audited  consolidated  financial statements as of December
      31, 2008 and for the years ended December 31, 2008 and 2007 in this amendment.
   23.We have reviewed this comment with Keith Zhen, our independent registered public accountant. Mr. Zhen has advised us that he personally conducted all of the audit field work while present in our office in Xi'an City, PRC. No foreign audit firm played a role in the preparation or furnishing of the audit reports. Although Mr. Zhen was trained as an accountant in the U.S. and maintains his principal office in Brooklyn, New York, Mr. Zhen has concluded that it is appropriate for him to render the audit report on our financial statements because Chinese is his native language, he specializes in providing accounting services to SEC filers whose operations are located in China, and he spends a considerable portion of each year within the PRC.
   24."Registered capital to-be received" principally represents the difference between the historical cost and the appraised value of the property, which the owners contributed to Xidenghui.

     In PRC, when a company is formed, its articles of incorporation filed with local government indicate the amount of capital that the owners will contribute to the company, which is called registered capital. The owners can contribute the registered capital within certain period of time after the company is formed.

     On March 31, 2005,  Xidenghui  revalued  the  value  of the use right of a piece of land based on an appraisal report issued by an independent appraiser certificated by the local government. The appraisal value is $10,619,791 (RMB 87,900,00) higher that its history cost, of which $8,660,144 (RMB 71,680,000) is deemed to be a new registered capital contribution and accordingly, amended its articles of incorporation to increase its registered capital from $10,825,176 (RMB 89,600,000) to $19,485,320 (RMB 161,280,000) as indicated on its new business license issued by the local government. The balance of $1,959,647 (RMB 16,220,000) was deemed to be an additional paid-in capital contribution. To record this transaction, Xidenghui made following journal entry:
      Dr. Intangible asset - land use right	$10,619,791
            Cr. Registered capital         	$8,660,144
            Cr. Additional paid-in capital 	$1,959,647

      When Xidenghui prepared its financials pursuant to U.S. GAAP, it resorted the value of the land use right to its historical cost via following adjusting journal entry:

      Dr. Capital registered capital to-be-received	$8,660,144
      Dr. Additional paid-in capital       		$1,959,647
            Cr.  Intangible asset - Land use right	$10,619,791

      Therefore, leaving $8,660,144 in the account "Registered capital to-be-received". Latterly in preparing the consolidated financial statements, $152,420 (RMB 1,261,568) was allocated to non-controlling interest, resulting in a final balance of $8,507,724, as indicated in the consolidated financial statements. See the summarized schedule below:


                                                                                   		Variance
							-----------------------------------------------------------------------------------
Property                                        	Variance allocated to     Variance allocated to additional       Total Variance
                                                  	  registered capital          	   paid-in capital
							------------------------  --------------------------------    ---------------------
            Appraisal Value    	  Historical Costs           	  a                          	  b                           c=a+b
	    ---------------	  ----------------	------------------------  --------------------------------    ---------------------
            USD        RMB        USD          RMB      USD           RMB         USD            	RMB           USD        RMB
	    ---------- ---------- ------   -------	---------     ----------  ---------		----------    ---------- ----------
Land Use
Right       10,672,949 88,340,000 53,158   440,000 	8,660,144     71,680,000  1,959,647      	16,220,000    10,619,791 87,900,000

       Less: portion allocated to non-controlling
                                         interest	 (152,420)    (1,261,568)

                Registered capital to-be received       8,507,724     70,418,432


   25.We classify fixed assets into two categories, fixed assets using in manufacturing and fixed assets using in office management. We include the depreciation of fixed assets using in manufacturing into overhead and then to costs of goods sold, while we include the depreciation of fixed assets using in office management in G&A expenses.

   26.This  is  a  clerical mistake. Merit purchased Huitong for RMB 1,000,000, which was translated to $136,722, not $128,200, at the date of acquisition. We will revise the relevant disclosure in Note 2 as following:

  "On  January  22,  2008,   Merit  entered  into a  Share  Purchase  Agreement
    (the "Purchase Agreement") with the owners of Shaanxi Huitong Food Co., Inc. ("Huitong"), a limited liability company incorporated in the People's Republic of China ("PRC") on August 9, 2007 with a registered capital of $128,200
  (RMB1,000,000).   Pursuant  to  the  Purchase  Agreement,    Merit  agreed to
    purchase 100% of the equity ownership in Huitong for a cash consideration of $136,722 (RMB 1,000,000). The local government approved the transaction on February 1, 2008. Subsequent to the completion of the acquisition, Huitong became a wholly-owned subsidiary of Merit."

   27.We have disclosed the issuance of common stock in Note 14-Owners' Equity to the consolidated financial statements as of December 31, 2008 and 2007, and for the years ended December 31, 2008 and 2007, as we outline in the following:


                                                        Number of shares
							of common stock
Immediately  after  the 1:10
  reverse  stock split in Feb. 2008                            1,951,574
Issuance to Mr. Guogang Dong                                   8,800,000
Issuance to Sedgefield Capital Corporation                       362,217
Issuance to a consultant                                       1,000,000
Issuance to Merit's prior owners (to acquire Merit)           88,000,000
Total                                                        100,113,791










   28.We added the following to Note 2-Organization and Business Background to disclose the business reasons for the multiple mergers and layers of shell companies between the ultimate holding company, China Du Kang, and the operating company, Xidenghui.

   "Under  the PRC regulations on acquisition of businesses, commonly  referred to as "SAFE" regulations (State Administration of Foreign Exchange), which were jointly adopted on August 8, 2006 by six PRC regulatory agencies with jurisdictional Authority, a Chinese entity may not be owned or controlled directly by foreign investors or shareholders but may be acquired in a two-step transaction with a wholly owned foreign enterprise ("WOFE").

   China Du Kang is the US holding company for Merit, a Hong Kong entity organized under the Companies Ordinance as a limited liability company. Merit was established as a WOFE corporation for the purpose of effecting an acquisition transaction with Huitong, a WOFE corporation incorporated in PRC. Huitong in turn contracted with Xidenghui, which was a Chinese holding company. Xidenghui had two subsidiaries, Baishui Dukang and Brand Management.

   This arrangement provides separate holding companies for the United States, Hong Kong, and PRC. This allows the Company to lawfully conduct operations in China while ownership is represented in shares of the U. S. holding company."

   29.
   The  Management  valued  the  investment at fair value based on an appraisal
      report  issued  by  an  independent   appraiser   certificated  by  local
      government. We will revise the relevant disclosure as following:

   "Baishui  Dukang  was incorporated in Baishui County, Shanxi  Province,  PRC on March 1, 2002 under the Company Law of PRC. Baishui Dukang was principally engaged in the business of production and distribution of distilled spirit with a brand name of "Baishui Du Kang". On May 15, 2002, Xidenghui invested inventory and fixed assets with a total fair valued of $ 4,470,219 (RMB 37,000,000) to Baishui Dukang and owns 90.51% of Baishui Dukang's equity interest ownership, thereby causing Baishui Dukang to become a majority-owned subsidiary of Xidenghui."

   30.Our  customers include distributors, end-customers, and franchise stores.
      The sales terms for all the customers are the same. When goods are shipped to customers, the title and risk of loss have been transferred to customers, collectability is reasonably assured and pricing is fixed or determinable. Therefore, we recognize revenue when goods are shipped to customers.

   31."Joined in fee" and "brand using fee" are franchise fees from franchising the sub-brand names of "Baishui Duking" to liquor manufactures and liquor stores. Our subsidiary, Brand Management, is engaged in this franchise business.

   We authorize the liquor manufacturers  who comply with the liquor production standards of People's Republic of China to use certain sub brand names of "Baishui Dukang" to process the production of liquor and to sell to customers within the designated area in a certain period. The company collects franchise fees from these liquor manufactures and the amount of franchise fee varies based on the sales territory and the number of sub brand names. We also authorize liquor stores to sell certain sub brand names of "Baishui Dukang" products within the designated area in a certain period. While we collect annual franchise fees from these franchise stores, we manufacture and sell these products exclusive to these franchise stores.

   For  franchise  liquor manufactures, we report franchise fees "as revenue as fees are earned and become receivable from the franchised" as described in ASC 952-605-25-12. Generally, we recognize franchise fees over the contract period as time passes by.

   For franchise stores, we report annual franchise fees "as revenue as fees are earned and become receivable from the franchised" as described in ASC 952-605-25-12. Generally, we recognize franchise fees over the contract period as time passes by. We also recognize revenue from sales of products exclusive to franchise stores when goods are shipped to these stores, because, pursuant to the sales contracts, the title and risk of loss have been transferred to customers, collectability is reasonably assured and pricing is fixed or determinable when goods are shipped.

   32.We present the value-add tax and sales tax on a net basis as described in ASB 605-45-50-3. We revised the relevant disclosure as following:

   "Value-added Tax ("VAT")

   Sales revenue represents the invoiced  value  of goods, net of a value-added tax ("VAT"). All of the Company's products that are sold in PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchase of raw materials included in the cost of producing the finished goods. The Company presents VAT on a net basis."

   Sales Tax

   Baishui Dukang produces and distributes distilled liquor, which is subject to sales tax in PRC. Sales tax rate is $0.14 (RMB1.00) per kilogram and 10%-20% of gross sales revenue. The Company presents sales tax on a net basis."

   33.All  these  projects are like travel advance in the nature. The employees usually report the expenses when they return to the company office. 34.The cash contribution is RMB 12,000,000, which was translated to
      $1,596,254 in September 2007. As of December 31, 2008 and 2007, the currency exchange rate changed and the RMB 12,000,000 was translated to different U.S. dollar amount, respectively, as further outline below (including September 30, 2009):


   Date      	RMB Amount       	 Exchange Rate    USD Amount
Sept. 2007      12,000,000               0.13302          1,596,254
12/31/2007      12,000,000               0.13672          1,640,667
12/31/2008      12,000,000               0.14590          1,750,751
9/30/2009       12,000,001               0.14610          1,753,156

   35.We account for the lease as an operating lease as it does not meet any of the four criteria described in ASC 840-10-25-1. Although the lease term is a 30-year period, the land use right include in the lease has a beneficial life of 50-year.
   36.We add the following to Note 13-Income Tax to disclose the components of your deferred tax assets and liabilities, the amount of total valuation allowance recognized, and the amounts and dates of expiration of operating loss carry forwards:

"The provision for income taxes consisted of the following:

                                    For the Year Ended
                                        December 31,
                                      2008       2007
Current Income Tax                   $   -  	$   -
Deferred Income Tax                      -          -
   Total provision for income taxes  $   -  	$   -



The components of deferred tax assets and deferred tax liabilities consisted of the following:



                                             For the Year Ended
                                                 December 31,
                                            2008               2007
Deferred Tax Assets
     Net Operating Loss Carry-forward  $ 3,779,805      $ 3,627,431
     Less:  valuation allowance         (3,779,805)      (3,627,431)
             Net deferred tax assets   $         -  	$         -

                                            For the Year Ended
                                               December 31,
                                          2008              2007

Deferred Tax Liabilities               $         -  	$         -



As of December 31, 2008 and 2007, the Company had net operating losses of approximately $15,119,220 and $14,509,725 carried forward from prior years. Although the PRC Income Tax Law allows the enterprises to offset their future taxable income with operating losses carried forward in a 5-year period, enterprises need approval from local tax authority before they can claim such tax benefit, and the outcome of the application is generally uncertain. In addition, the Management believes that there is no certainty that the Company will realize taxable income in the future. Therefore, the Management established a 100% valuation allowance for the operation losses carried forward and no deferred tax assets have been recorded as a result of these losses."

   37.The company is required to make contribution to the statutory surplus reserve fund or statutory public welfare reserve fund upon achievement of positive retained earnings, which means elimination of accumulated deficit and making further positive net income.
   38.We do not operate franchise stores ourselves. We only collect franchise fees from these franchise stores, as more fully described in our response to Common 31.
   39.A letter from the former auditor has been attached.
   40.We  removed  the  pro-forma  financial statements  and  Amstar  Financial
      Holdings Inc. financial statements in this amendment.
    We also reviewed this comment with Keith Zhen, our independent registered public accountant. Mr. Zhen will remove all reference to the audit of Amstar Financial Holdings from his audit report. The first paragraph of the audit report will look like:

    "We have audited the accompanying consolidated balance sheets of China Du Kang Co., Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008. China Du Kang Co., Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

   41.The Agreement has been translated and attached as an Exhibit.

The Company has endeavored to comply and adequately respond to reach of the Staff's comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,


/s/ China Du Kang Co., Ltd.
---------------------------

China Du Kang Co., Ltd.
Wang Youngsheng




GG/js
enclosures